# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAINREFORM LTD., CIK 0001801834
CUSIP: M77798144
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 65 Igal Alon Street, Tel Aviv, Israel (L3), 6744316
Date of event which requires filing of this statement: 03/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002064899

## Reporting persons
- Blade Ranger Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 189,370; shared voting power 0; sole dispositive power 189,370; shared dispositive power 0; aggregate amount beneficially owned 0 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (Row 1) A special committee (the "Special Committee"), comprised of the Chairman of the Board of Directors of Blade Ranger Ltd. ("Blade"), the controlling shareholder of Blade and the Chief Executive Officer of Blade, has power to vote and/or dispose of the ordinary shares, no par value per share (the "Ordinary Shares"), of PainReform Ltd. (the "Issuer") beneficially owned by Blade. A majority vote of members of the Special Committee is required for any action in connection with the Ordinary Shares held by Blade, and no single member has a veto right. Each of the members of the Special Committee disclaims beneficial ownership of the Ordinary Shares held by Blade.
  
  (Row 5) As of April 23, 2025, Blade is the beneficial owner of 189,370 Ordinary Shares consisting of (i) 178,769 Ordinary Shares; and (ii) pre-funded warrants to purchase up to 10,601 Ordinary Shares exercisable within 60 days of April 23, 2025. In addition, Blade is the owner of (i) pre-funded warrants to purchase up to 213,191 Ordinary Shares, (ii) pre-funded warrants to purchase up to 685,004 Ordinary Shares, exercisable upon the achievement of certain milestones, and (iii) warrants to purchase up to 2,175,130 Ordinary Shares, exercisable upon the achievement of certain milestones, which are not exercisable due to a beneficial ownership limitation of 9.99% of the Issuer's issued and outstanding Ordinary Shares.
  
  (Row 11) Based on a total of 1,885,001 Ordinary Shares, outstanding as of April 23, 2025, as reported by the Issuer to the Reporting Persons (as defined below).

## Item 1. Issuer
Name of issuer: PAINREFORM LTD.
Address of issuer's principal executive offices: 65 Igal Alon Street, Tel Aviv, Israel, 6744316

## Item 2. Person Filing
Name of person filing: Blade Ranger Ltd.
Address of principal business office or, if none, residence: Hayasmin 1st Ramat Efal, Ramat Gan, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 189370
Percent of class: 9.99
Sole power to vote or to direct the vote: 189370
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 189370
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blade Ranger Ltd.: /s/ Ronen Tsioni, Ronen Tsioni (04/24/2025)
- Blade Ranger Ltd.: /s/ Sefi Hatuka, Sefi Hatuka (04/24/2025)